7 January 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 131,500 Reed Elsevier PLC ordinary shares at a price of 1075.5113p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 70,216,735 ordinary shares in treasury, and has 1,135,186,007 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 518,400 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 76,100 Reed Elsevier NV ordinary shares at a price of €19.2986 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 41,598,444 ordinary shares in treasury, and has 655,600,347 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 299,900 shares.